UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 19)

BARNES & NOBLE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share (Title of Class of Securities)

067774109 (CUSIP Number)

Leonard Riggio c/o Barnes & Noble, Inc. 122 Fifth Avenue New York, NY 10011 (212) 633-3300

with a copy to:

Joe Frumkin
Melissa Sawyer
Sullivan & Cromwell LLP
125 Broad St.
New York, NY 10004
Telephone: (212) 558-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2018 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D
CUSIP No. 067774109		Page 2 of 7

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Leonard Riggio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,794,491
	8	SHARED VOTING POWER 8,257,641
	9	SOLE DISPOSITIVE POWER 5,794,491
	10	SHARED DISPOSITIVE POWER 8,257,641
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,052,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 067774109		Page 3 of 7

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Louise Riggio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,257,641
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,257,641
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,257,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 067774109		Page 4 of 7

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS The Riggio Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,940,973
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,940,973
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,940,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 067774109		Page 5 of 7

Introductory Statement

This Amendment No. 19 to Schedule 13D (“Amendment No. 19”) is being filed by Leonard Riggio (“Mr. Riggio”), Louise Riggio (“Mrs. Riggio”) and The Riggio Foundation, a charitable trust organized under the laws of New York (“The Riggio Foundation” and, together with Mr. Riggio and Mrs. Riggio, the “Reporting Persons”), to amend the Items specified below in Mr. Riggio’s Schedule 13D with respect to the common stock, $.001 par value (“Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”), as such Schedule 13D has previously been amended and supplemented. The Reporting Persons are jointly filing this Amendment No.19 pursuant to that certain Joint Filing Agreement, dated as of November 27, 2018, attached as Exhibit 99.1 hereof.

Item 2.	Identity and Background

Item 2 is amended and supplemented as follows:

(a)-(c) This statement is being filed by Mr. Riggio, Mrs. Riggio and The Riggio Foundation as the Reporting Persons.

Mr. Riggio is the Chairman of the Board of the Company. Mrs. Riggio is co-trustee of The Riggio Foundation, a charitable trust of which Mr. Riggio is also co-trustee. Mrs. Riggio’s business address is 122 Fifth Avenue, New York, New York 10011. The principal business of The Riggio Foundation is charitable giving towards the arts, higher education and other areas. The Riggio Foundation’s address is 1290 Avenue of the Americas, New York, New York 10104.

(d) and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mrs. Riggio is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

As noted in Item 5 below, Mrs. Riggio is the indirect beneficial owner of shares of Common Stock owned by LRBKS Holdings, Inc., a Delaware corporation owned by Mr. Riggio and Mrs. Riggio (“LRBKS”) and shares of Common Stock owned by The Riggio Foundation. The source of funds for the acquisition of such shares of Common Stock indirectly beneficially owned by Mrs. Riggio has thus been previously reported in this Schedule 13D, as amended, and, in each case, the voting and dispositive power relating to such shares is shared with Mr. Riggio.

The shares of Common Stock held by The Riggio Foundation were gifted to it by Mr. Riggio.

Item 4.	Purpose of the Transaction

Item 4 is amended and supplemented as follows:

On October 3, 2018, the Company announced that its board of directors (the “Board”) has decided to enter into a formal review process to evaluate strategic alternatives for the Company (the “Potential Sale Process”) and that the Board has appointed a special committee of independent directors, comprised of Mark Carleton, Paul Guenther, Patricia Higgins and Kimberley Van Der Zon, to lead the Potential Sale Process (the “Special Committee”). The same Company announcement also disclosed that Mr. Riggio expressed his commitment to support and vote his shares in favor of any transaction recommended by the Special Committee.

SCHEDULE 13D
CUSIP No. 067774109		Page 6 of 7

Mr. Riggio has advised the Special Committee that, in his capacity as a stockholder, he is evaluating, and may participate in, the Potential Sale Process. Such participation in the Potential Sale Process could include, without limitation, (i) making, individually or with others, an offer to acquire, and negotiating and executing a transaction to acquire, the Company or (ii) selling the Reporting Persons’ beneficial ownership interest in the Company in connection with a transaction.

There can be no assurance that any action referred to above in this Item 4 will be taken; that if any such action is taken, the outcome thereof; or, if any such action were to result in an acquisition of the Company, the terms or timing on which any such acquisition would take place.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a) and (b) The beneficial ownership percentages used herein are calculated based upon the 73,169,887 shares of Common Stock issued and outstanding as of October 31, 2018, as reported in the Company’s Form 10-Q for the quarterly period ended October 27, 2018, as filed on November 20, 2018 with the Securities and Exchange Commission.

Mr. Riggio is the beneficial owner of 14,052,132 shares, or 19.2%, of the Common Stock. Mr. Riggio is the direct beneficial owner of 5,794,491 shares of Common Stock. Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares. Mrs. Riggio is the indirect beneficial owner of 8,257,641 shares, or 11.3%, of the Common Stock. Mr. Riggio and Mrs. Riggio are the indirect beneficial owners of 2,316,668 shares of Common Stock owned by LRBKS and have the power to direct the vote and disposition of the shares owned by LRBKS. Mr. Riggio and Mrs. Riggio are the indirect beneficial owners of 5,940,973 shares, or 8.1%, of the Common Stock as co‑trustees of The Riggio Foundation, in which neither the Reporting Persons, nor any of their family members or affiliates, have any pecuniary interest. Mr. Riggio and Mrs. Riggio have the shared power to direct the vote and disposition of the shares owned by The Riggio Foundation as co-trustees of the foundation. The Riggio Foundation is the direct beneficial owner of 5,940,973 shares, or 8.1%, of the Common Stock and has the sole power to direct the vote and disposition of the shares of Common Stock it owns (upon such direction by Mr. Riggio and Mrs. Riggio, as co-trustees of the foundation).

(c) There have been no transactions in the Common Stock during the sixty days prior to the date hereof by the Reporting Persons.

On July 19, 2017, Mr. Riggio made a gift of 1,350,000 shares of Common Stock to The Riggio Foundation. On December 21, 2017, Mr. Riggio made a gift of 1,450,000 shares of Common Stock to The Riggio Foundation.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and supplemented as follows:

Exhibit 99.1	Joint Filing Agreement, dated November 27, 2018, among Leonard Riggio, Louise Riggio and The Riggio Foundation.

SCHEDULE 13D
CUSIP No. 067774109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2018

/s/ Leonard Riggio
Leonard Riggio

/s/ Louise Riggio
Louise Riggio

THE RIGGIO FOUNDATION

By:	/s/ Leonard Riggio
	Name:	Leonard Riggio
	Title:	Trustee